333 83194

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

5-31-02

Report of Foreign Registrants

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For May, 2002

/ - GRANITE MORTGAGES 02-1 PLC
(Translation of registrant's name into English)
Fifth Floor, 100 Wood Street,
London EC2V 7EX, England
(Address of principal executive offices)



02041963

-01
2- GRANITE FINANCE TRUSTEES LIMITED
(Translation of registrant's name into English)
22 Grenville Street, St Helier,
Jersey JE4 8PX, Channel Islands
(Address of principal executive offices)

-02
3- GRANITE FINANCE FUNDING LIMITED
(Translation of registrant's name into English)
35 New Bridge Street, 4th Floor,
Blackfriars, London EC4V 6BW,
England
(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under
cover Form 20-F or Form 40-F

Form 20-F.....X....Form 40-F.............

Indicate by check mark whether the registrants by furnishing the information contained
in this Form are also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No.......X...........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 02-1 PLC

By: _____

Name: L.D.C. Securitisation Director
No. 1 Limited by its authorized person
Clive Rakestrow for and on its behalf

Title: Director

Date: 4/24/02

GRANITE FINANCE FUNDING
LIMITED

By: _____
Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES
LIMITED

By: _____
Name:

Title: Director

Date:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 02-1 PLC

By: _____
Name: L.D.C. Securitisation Director
No. 1 Limited by its authorized person
Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING
LIMITED

By: _____
Name: NIGEL C. BRADLEY

Title: Director

Date: 6/24/02

GRANITE FINANCE TRUSTEES
LIMITED

By: _____
Name:

Title: Director

Date:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 02-1 PLC

By: _____
Name: L.D.C. Securitisation Director
No. 1 Limited by its authorized person
Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING
LIMITED

By: _____
Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES
LIMITED

By: _____
Name: Richard Gough
Director

Title: Director

Date: 6/24/02